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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        SILVERTHORNE PRODUCTION COMPANY
                        -------------------------------
                                (Name of Issuer)


                    Common Stock $.0001 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                    82845R
                                -------------
                                (CUSIP NUMBER)


                              ERIC J. SUNDSVOLD
                              SUSAN K. SUNDSVOLD
             5121 S. IRONTON STREET, ENGLEWOOD, COLORADO  80111
                               (303) 694-0465
             --------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 APRIL 5, 1990
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].




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                                 SCHEDULE 13D
Page 2 of 6                    CUSIP NO. 82845R
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1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Eric J. Sundsvold
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [X]
                                                                       (b) [ ]

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3 SEC USE ONLY


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4 SOURCE OF FUNDS (See Instructions):  PF

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

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NUMBER OF SHARES        (7) SOLE VOTING POWER          236,000
BENEFICIALLY OWNED      (8) SHARED VOTING POWER        167,200 (1)
BY EACH REPORTING       (9) SOLE DISPOSITIVE POWER     236,000
PERSON WITH            (10) SHARED DISPOSITIVE POWER   167,200 (1)

(1) Includes 167,200 shares held in the name of Mr. Sundsvold's wife, Susan Sundsvold.

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  403,200

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    11.5%

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14 TYPE OF REPORTING PERSON (See Instructions):  IN

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                                 SCHEDULE 13D
Page 3 of 6                    CUSIP NO. 82845R
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Susan K. Sundsvold
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [X]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3 SEC USE ONLY


------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions):  PF

------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

------------------------------------------------------------------------------

NUMBER OF SHARES        (7) SOLE VOTING POWER          167,200
BENEFICIALLY OWNED      (8) SHARED VOTING POWER        236,000 (1)
BY EACH REPORTING       (9) SOLE DISPOSITIVE POWER     167,200
PERSON WITH            (10) SHARED DISPOSITIVE POWER   236,000 (1)

(1) Includes 236,000 shares held in the name of Mrs. Sundsvold's husband, Eric J. Sundsvold.

------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  403,200

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    11.5%

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14 TYPE OF REPORTING PERSON (See Instructions):  IN

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                                SCHEDULE 13D
Page 4 of 6                   CUSIP NO. 82845R
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ITEM 1.

     The title of the class of equity securities to which this statement relates is shares of Common Stock, $.001 value (the "Shares"), of Silverthorne Production Company (the "Issuer").

     The name and address of principal executive offices of the Issuer are:

           Silverthorne Production Company
           16053 Via Viajera
           Rancho Santa Fe, California  92091

ITEM 2.  IDENTIFY AND BACKGROUND

    During the last five year none of the foregoing persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws. All of the persons are citizens of the United States of America. The name, address and occupation of each is as follows:

     (a)  ERIC J. SUNDSVOLD            -  Stock Broker
          5121 S. Ironton Street
          Englewood, Colorado  80111

     (b)  SUSAN K. SUNDSVOLD           -  Homemaker
          5121 S. Ironton Street
          Englewood, Colorado  80111

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration used to purchase the shares was certain real property located in the mountain subdivision of Indian Mountain, Park County, Colorado, which was held in the name of David L. Jackson for the benefit of certain individuals. The property had an estimated fair market value of approximately $30,000. This property was exchanged for a total of 1,960,931 shares of common stock. The group represented by Eric J. Sundsvold and his family acquired a total of 392,200 of these shares.

ITEM 4.  PURPOSE OF TRANSACTION

     All parties have acquired the Issuer's Common Stock with an investment intent. The common stock was acquired from David Reitsma and Steven Potter who were Officers and Directors of the Issuer. In connection with this transaction, Messrs. Reitsma and Potter resigned as Officers and Directors and David Jackson became President and a Director and Tiffany Jackson became Secretary and a Director.

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                                SCHEDULE 13D
Page 5 of 6                   CUSIP NO. 82845R
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The number of shares, and the percentages thereof, of the 3,505,047 Shares outstanding as of April 5, 1990, beneficially owned by each person named in Item 2 was as follows:


                                ERIC J.          SUSAN K.
                               SUNDSVOLD        SUNDSVOLD
                               ---------        ---------

     (a) Shares owned
         directly                236,000          167,200

     (b) Additional
         shares owned            167,200(1)       236,000(2)
         beneficially

     (c) Total                   403,200          403,200

     (d) Percentage               11.5%            11.5%
_________________

(1)  Includes 167,200 shares held by Mr. Sundsvold's wife, Susan.

(2)  Includes 236,000 shares held by Mrs. Sundsvold's husband, Eric.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company, except as follows: Eric J. Sundsvold and Susan Sundsvole are husband and wife.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.


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                                SCHEDULE 13D
Page 6 of 6                   CUSIP NO. 82845R
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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 1999


/s/ Eric J. Sundsvold                 /s/ Susan K. Sundsvold
ERIC J. SUNDSVOLD                     SUSAN K. SUNDSVOLD